UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 15, 2019

United Financial Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Connecticut	001-35028	27-3577029
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 Asylum Street, Hartford, Connecticut		06103
(Address of principal executive offices)		(Zip Code)

(860) 291-3600

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	UBNK	NASDAQ Global Select Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On July 15, 2019, United Financial Bancorp, Inc. (“United Financial”) issued a press release of People’s United Financial, Inc. (“People’s United”) announcing the execution of the Agreement and Plan of Merger, dated as of July 15, 2019 (the “Merger Agreement”), by and between United Financial and People’s United pursuant to which, on the terms and subject to the conditions set forth therein, United Financial will merge with and into People’s United, with People’s United as the surviving corporation in the merger. A copy of the People’s United press release is attached as Exhibit 99.1 to this report.

Item 8.01	Other Events.

In light of United Financial’s entry into the Merger Agreement, United Financial has cancelled its conference call to discuss its second quarter 2019 results previously scheduled for Wednesday, July 17, 2019, at 10:00 am Eastern Time (ET). United Financial intends to issue a press release detailing its second quarter 2019 results on Tuesday, July 16, 2019. The press release will be available at United Financial’s website at http://www.unitedfinancialinc.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, People’s United’s and United Financial’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and United Financial’s reports filed with the Securities and Exchange Commission (“SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between People’s United and United Financial; the outcome of any legal proceedings that may be instituted against People’s United or United Financial; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that approval by United Financial shareholders is not obtained, and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the United Financial business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes and capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving People’s United and United Financial. People’s United will file a registration statement on Form S-4 with the SEC, which will include a proxy statement of United Financial and a prospectus of People’s United, and each party will file other relevant documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the United Financial shareholders seeking any required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of United Financial are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by People’s United and United Financial with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information,” and the documents filed by United Financial may be obtained free of charge from United Financial at www.unitedfinancialinc.com under the heading “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, by calling (203) 338-4581, or by sending an email to Andrew.Hersom@peoples.com or from United Financial upon written request to United Financial, 225 Asylum Street, Hartford, Connecticut 06103 Attn: Investor Relations, by calling (860) 291-3600 or by sending an email to mshaw@bankatunited.com.

People’s United and United Financial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Financial in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 2, 2019, which are filed with the SEC. Information regarding United Financial’s directors and executive officers is contained in United Financial’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 3, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	People’s United Press Release, dated July 15, 2019.

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	People’s United Press Release, dated July 15, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be filed on its behalf by the undersigned hereunto duly authorized.

Dated: July 15, 2019	UNITED FINANCIAL BANCORP, INC. Registrant

	By:	/s/ Eric R. Newell
Eric R. Newell
Executive Vice President, Chief Financial Officer and Treasurer